SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 16)*

CommonWealth REIT

(Name of Issuer)

Common Shares of Beneficial Interest, par value $0.01 per share

(Title of Class of Securities)

203233101

(CUSIP Number)

Keith Meister

Patrick J. Dooley, Esq.

Corvex Management LP

712 Fifth Avenue, 23rd Floor

New York, New York 10019

(212) 474-6700

Richard O’Toole

Related Fund Management, LLC

60 Columbus Circle

New York, New York 10023

(212) 421-5333

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 26, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 203233101

1	Names of reporting persons CORVEX MANAGEMENT LP
2	Check the appropriate box if a member of a group (see instructions) a. ☐ b. ☒
3	SEC use only
4	Source of funds (see instructions) AF
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization DELAWARE
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 11,360,154.441*
	9	Sole dispositive power 0
	10	Shared dispositive power 11,360,154.441*
11	Aggregate amount beneficially owned by each reporting person 11,360,154.441*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 9.6%**
14	Type of reporting person (see instructions) PN; IA

*	Includes (i) 5,675,250 common shares of beneficial interest of the Issuer held by the Related Persons (as defined in this Schedule 13D) (the “Related Shares”) and (ii) 9,654.441 Shares held in the aggregate by the Individual Shareholder (as defined in this Schedule 13D) (the “Additional Shares”). Each of the Corvex Persons (as defined in this Schedule 13D) disclaims beneficial ownership with respect to the Related Shares and the Additional Shares.
**

The percentages set forth above and in the rest of this Schedule 13D are calculated based upon an aggregate of 118,403,789.3752 Shares outstanding, comprised of (i) 684.3752 Shares which would be received upon the conversion of Mr. Johnson’s 1,423.4834 shares of the Issuer’s 6 ½% Series D Cumulative Convertible Preferred Shares (calculated based upon a conversion rate of 0.480775 common shares per series D preferred share) and (ii) 118,403,105 Shares outstanding as of February 24, 2014, as reported in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2013, filed with the SEC on February 28, 2014.

CUSIP No. 203233101

1	Names of reporting persons KEITH MEISTER
2	Check the appropriate box if a member of a group (see instructions) a. ☐ b. ☒
3	SEC use only
4	Source of funds (see instructions) AF
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization UNITED STATES
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 11,360,154.441*
	9	Sole dispositive power 0
	10	Shared dispositive power 11,360,154.441*
11	Aggregate amount beneficially owned by each reporting person 11,360,154.441*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 9.6%**
14	Type of reporting person (see instructions) IN

*	Includes (i) 5,675,250 common shares of beneficial interest of the Issuer held by the Related Persons (as defined in this Schedule 13D) and (ii) 9,654.441 Shares held in the aggregate by the Individual Shareholder (as defined in this Schedule 13D). Each of the Corvex Persons (as defined in this Schedule 13D) disclaims beneficial ownership with respect to the Related Shares and the Additional Shares.
**

The percentages set forth above and in the rest of this Schedule 13D are calculated based upon an aggregate of 118,403,789.3752 Shares outstanding, comprised of (i) 684.3752 Shares which would be received upon the conversion of Mr. Johnson’s 1,423.4834 shares of the Issuer’s 6 ½% Series D Cumulative Convertible Preferred Shares (calculated based upon a conversion rate of 0.480775 common shares per series D preferred share) and (ii) 118,403,105 Shares outstanding as of February 24, 2014, as reported in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2013, filed with the SEC on February 28, 2014.

CUSIP No. 203233101

1	Names of reporting persons RELATED FUND MANAGEMENT, LLC
2	Check the appropriate box if a member of a group (see instructions) a. ☐ b. ☒
3	SEC use only
4	Source of funds (see instructions) AF
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization DELAWARE
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 11,360,154.441*
	9	Sole dispositive power 0
	10	Shared dispositive power 11,360,154.441*
11	Aggregate amount beneficially owned by each reporting person 11,360,154.441*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 9.6%**
14	Type of reporting person (see instructions) IA

*	Includes (i) 5,675,250 common shares of beneficial interest of the Issuer held by the Corvex Persons (as defined in this Schedule 13D) (the “Corvex Shares”) and (ii) 9,654.441 Shares held in the aggregate by the Individual Shareholder (as defined in this Schedule 13D). Each of the Related Persons (as defined in this Schedule 13D) disclaims beneficial ownership with respect to the Corvex Shares and the Additional Shares.
**

The percentages set forth above and in the rest of this Schedule 13D are calculated based upon an aggregate of 118,403,789.3752 Shares outstanding, comprised of (i) 684.3752 Shares which would be received upon the conversion of Mr. Johnson’s 1,423.4834 shares of the Issuer’s 6 ½% Series D Cumulative Convertible Preferred Shares (calculated based upon a conversion rate of 0.480775 common shares per series D preferred share) and (ii) 118,403,105 Shares outstanding as of February 24, 2014, as reported in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2013, filed with the SEC on February 28, 2014.

CUSIP No. 203233101

1	Names of reporting persons RELATED REAL ESTATE RECOVERY FUND GP-A, LLC
2	Check the appropriate box if a member of a group (see instructions) a. ☐ b. ☒
3	SEC use only
4	Source of funds (see instructions) AF
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization DELAWARE
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 11,360,154.441*
	9	Sole dispositive power 0
	10	Shared dispositive power 11,360,154.441*
11	Aggregate amount beneficially owned by each reporting person 11,360,154.441*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 9.6%**
14	Type of reporting person (see instructions) OO

*	Includes (i) 5,675,250 common shares of beneficial interest of the Issuer held by the Corvex Persons (as defined in this Schedule 13D) and (ii) 9,654.441 Shares held in the aggregate by the Individual Shareholder (as defined in this Schedule 13D). Each of the Related Persons (as defined in this Schedule 13D) disclaims beneficial ownership with respect to the Corvex Shares and the Additional Shares.
**

The percentages set forth above and in the rest of this Schedule 13D are calculated based upon an aggregate of 118,403,789.3752 Shares outstanding, comprised of (i) 684.3752 Shares which would be received upon the conversion of Mr. Johnson’s 1,423.4834 shares of the Issuer’s 6 ½% Series D Cumulative Convertible Preferred Shares (calculated based upon a conversion rate of 0.480775 common shares per series D preferred share) and (ii) 118,403,105 Shares outstanding as of February 24, 2014, as reported in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2013, filed with the SEC on February 28, 2014.

CUSIP No. 203233101

1	Names of reporting persons RELATED REAL ESTATE RECOVERY FUND GP, LP
2	Check the appropriate box if a member of a group (see instructions) a. ☐ b. ☒
3	SEC use only
4	Source of funds (see instructions) AF
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization DELAWARE
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 11,360,154.441*
	9	Sole dispositive power 0
	10	Shared dispositive power 11,360,154.441*
11	Aggregate amount beneficially owned by each reporting person 11,360,154.441*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 9.6%**
14	Type of reporting person (see instructions) PN

*	Includes (i) 5,675,250 common shares of beneficial interest of the Issuer held by the Corvex Persons (as defined in this Schedule 13D) and (ii) 9,654.441 Shares held in the aggregate by the Individual Shareholder (as defined in this Schedule 13D). Each of the Related Persons (as defined in this Schedule 13D) disclaims beneficial ownership with respect to the Corvex Shares and the Additional Shares.
**

The percentages set forth above and in the rest of this Schedule 13D are calculated based upon an aggregate of 118,403,789.3752 Shares outstanding, comprised of (i) 684.3752 Shares which would be received upon the conversion of Mr. Johnson’s 1,423.4834 shares of the Issuer’s 6 ½% Series D Cumulative Convertible Preferred Shares (calculated based upon a conversion rate of 0.480775 common shares per series D preferred share) and (ii) 118,403,105 Shares outstanding as of February 24, 2014, as reported in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2013, filed with the SEC on February 28, 2014.

CUSIP No. 203233101

1	Names of reporting persons RELATED REAL ESTATE RECOVERY FUND, LP
2	Check the appropriate box if a member of a group (see instructions) a. ☐ b. ☒
3	SEC use only
4	Source of funds (see instructions) WC
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization DELAWARE
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 11,360,154.441*
	9	Sole dispositive power 0
	10	Shared dispositive power 11,360,154.441*
11	Aggregate amount beneficially owned by each reporting person 11,360,154.441*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 9.6%**
14	Type of reporting person (see instructions) PN

*	Includes (i) 5,675,250 common shares of beneficial interest of the Issuer held by the Corvex Persons (as defined in this Schedule 13D) and (ii) 9,654.441 Shares held in the aggregate by the Individual Shareholder (as defined in this Schedule 13D). Each of the Related Persons (as defined in this Schedule 13D) disclaims beneficial ownership with respect to the Corvex Shares and the Additional Shares.
**

The percentages set forth above and in the rest of this Schedule 13D are calculated based upon an aggregate of 118,403,789.3752 Shares outstanding, comprised of (i) 684.3752 Shares which would be received upon the conversion of Mr. Johnson’s 1,423.4834 shares of the Issuer’s 6 ½% Series D Cumulative Convertible Preferred Shares (calculated based upon a conversion rate of 0.480775 common shares per series D preferred share) and (ii) 118,403,105 Shares outstanding as of February 24, 2014, as reported in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2013, filed with the SEC on February 28, 2014.

CUSIP No. 203233101

1	Names of reporting persons RRERF ACQUISITION, LLC
2	Check the appropriate box if a member of a group (see instructions) a. ☐ b. ☒
3	SEC use only
4	Source of funds (see instructions) AF
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization DELAWARE
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 11,360,154.441*
	9	Sole dispositive power 0
	10	Shared dispositive power 11,360,154.441*
11	Aggregate amount beneficially owned by each reporting person 11,360,154.441*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 9.6%**
14	Type of reporting person (see instructions) OO

*	Includes (i) 5,675,250 common shares of beneficial interest of the Issuer held by the Corvex Persons (as defined in this Schedule 13D) and (ii) 9,654.441 Shares held in the aggregate by the Individual Shareholder (as defined in this Schedule 13D). Each of the Related Persons (as defined in this Schedule 13D) disclaims beneficial ownership with respect to the Corvex Shares and the Additional Shares.
**

The percentages set forth above and in the rest of this Schedule 13D are calculated based upon an aggregate of 118,403,789.3752 Shares outstanding, comprised of (i) 684.3752 Shares which would be received upon the conversion of Mr. Johnson’s 1,423.4834 shares of the Issuer’s 6 ½% Series D Cumulative Convertible Preferred Shares (calculated based upon a conversion rate of 0.480775 common shares per series D preferred share) and (ii) 118,403,105 Shares outstanding as of February 24, 2014, as reported in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2013, filed with the SEC on February 28, 2014.

CUSIP No. 203233101

1	Names of reporting persons DAVID R. JOHNSON
2	Check the appropriate box if a member of a group (see instructions) a. ☐ b. ☒
3	SEC use only
4	Source of funds (see instructions) PF
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization UNITED STATES
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 9,654.441*
	9	Sole dispositive power 0
	10	Shared dispositive power 9,654.441*
11	Aggregate amount beneficially owned by each reporting person 9,654.441*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) —**
14	Type of reporting person (see instructions) IN

*

Includes 684.3752 common shares of beneficial interest of the Issuer which would be received upon the conversion of Mr. Johnson’s 1,423.4834 shares of the Issuer’s 6 1/2% Series D Cumulative Convertible Preferred Shares (calculated based upon a conversion rate of 0.480775 common shares per series D preferred share).

**

Less than 1% based upon an aggregate of 118,403,789.3752 Shares, comprised of (i) 684.3752 Shares which would be outstanding upon the conversion of Mr. Johnson’s 1,423.4834 shares of the Issuer’s 6 1/2% Series D Cumulative Convertible Preferred Shares (calculated based upon a conversion rate of 0.480775 common shares per series D preferred share) and (ii) 118,403,105 Shares of beneficial interest outstanding as of February 24, 2014, as reported in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2013 filed with the SEC on February 28, 2014.

This Amendment No. 16 to the Schedule 13D (this “Amendment No. 16”) relates to the common shares of beneficial interest, par value $0.01 per share (the “Shares”), of CommonWealth REIT, a Maryland real estate investment trust (the “Issuer” or “CommonWealth”) and amends the Schedule 13D filed on February 26, 2013, as amended by Amendment No. 1 thereto, filed with the SEC on February 27, 2013, Amendment No. 2 thereto, filed with the SEC on March 4, 2013, Amendment No. 3 thereto, filed with the SEC on March 4, 2013, Amendment No. 4 thereto, filed with the SEC on March 11, 2013, Amendment No. 5 thereto, filed with the SEC on March 13, 2013, Amendment No. 6 thereto, filed with the SEC on March 15, 2013, Amendment No. 7 thereto, filed with the SEC on March 28, 2013, Amendment No. 8 thereto, filed with the SEC on April 12, 2013, Amendment No. 9 thereto, filed with the SEC on April 18, 2013, Amendment No. 10 thereto, filed with the SEC on June 20, 2013, Amendment No. 11 thereto, filed with the SEC on June 24, 2013, Amendment No. 12 thereto, filed with the SEC on August 8, 2013, Amendment No. 13 thereto, filed with the SEC on November 19, 2013, Amendment No. 14 thereto, filed with the SEC on November 25, 2013 and Amendment No. 15 thereto, filed with the SEC on February 12, 2014 (the “Original Schedule 13D” and, together with this Amendment No. 16, the “Schedule 13D”). Capitalized terms used and not defined in this Amendment No. 16 have the meanings set forth in the Original Schedule 13D.

This Amendment No. 16 is being filed by (i) Corvex Management LP, a Delaware limited partnership (“Corvex”), and Keith Meister, (ii) Related Fund Management, LLC, a Delaware limited liability company (“Related”), Related Real Estate Recovery Fund GP-A, LLC, a Delaware limited liability company, Related Real Estate Recovery Fund GP, L.P., a Delaware limited partnership, Related Real Estate Recovery Fund, L.P., a Delaware limited partnership (“Related Recovery Fund”), and RRERF Acquisition, LLC, a Delaware limited liability company and (iii) David R. Johnson (the “Individual Shareholder”).

The Reporting Persons may be deemed members in a “group” (within the meaning of Rule 13d-5 under the Exchange Act) with EGI-CW Holdings, L.L.C., a Delaware limited liability company (“EGI-CW”); EGI Fund (11-13) Investors, L.L.C., a Delaware limited liability company (“EGI 11-13”); and Chai Trust Company, LLC, an Illinois limited liability company (“Chai Trust” and together with EGI-CW and EGI 11-13, the “EGI Persons”). Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Persons that a group exists with the EGI Persons. The EGI Persons have filed a separate Schedule 13D on March 27, 2014 (as may be amended, the “EGI 13D”). The Reporting Persons assume no responsibility for such information contained in the EGI 13D.

This Amendment No. 16 is being filed to amend Item 4, Item 5 and Item 7 of the Schedule 13D as follows:

Item 4	Purpose of Transaction

Item 4 of the Schedule 13D is amended by adding thereto the following:

On March 26, 2014, Corvex and Related issued a press release regarding their delivery of written consents from holders of over 81% of the outstanding Shares approving the proposal to remove the entire Board of Trustees of the Issuer and the Issuer’s confirmation of the removal of its entire Board of Trustees.

The press release is attached as Exhibit 34 and incorporated by reference in this Item 4 in its entirety.

Item 5	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is amended by adding thereto the following:

(a)-(b) The percentages set forth above and in the rest of this Schedule 13D are calculated based upon an aggregate of 118,403,789.3752 Shares outstanding, comprised of (i) 684.3752 Shares which would be received upon the conversion of Mr. Johnson’s 1,423.4834 shares of the Issuer’s 6 1/2% Series D Cumulative Convertible Preferred Shares (calculated based upon a conversion rate of 0.480775 common shares per series D preferred share) and (ii) 118,403,105 Shares outstanding as of February 24, 2014, as reported in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2013, filed with the SEC on February 28, 2014.

The EGI Persons may be deemed to be the beneficial owner of 4,047,618 Shares currently held by the Corvex Persons and the Related Persons, which Shares are the subject of the Options granted under the EGI Agreement (as previously filed as Exhibit 32 to Amendment No. 15 to the Schedule 13D) (the “Option Shares”). The Option Shares represent approximately 3.4% of the Issuer’s outstanding Shares.

Since entering into the EGI Agreement, certain of the Reporting Persons and the EGI Persons have consulted with each other in connection with their respective investments in the Shares. The Reporting Persons may be deemed members in a “group” (within the meaning of Rule 13d-5 under the Exchange Act) with the EGI Persons. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Persons that a group exists with the EGI Persons.

(c) Except as disclosed in the EGI 13D, none.

(d) Except as previously disclosed or disclosed in the EGI 13D, to the Reporting Persons’ knowledge, no person is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares beneficially owned by any of the EGI Persons, other than the EGI Persons themselves and investment funds, institutions and mutual funds for which some of the EGI Persons provide management services.

(e) Not applicable.

Item 7	Material to be Filed as Exhibits

Item 7 of the Schedule 13D is amended by adding thereto the following:

Exhibit 34         Press Release dated March 26, 2014

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 27, 2014	CORVEX MANAGEMENT LP

	By:	/s/ Keith Meister
Keith Meister
Managing Partner

Date: March 27, 2014	KEITH MEISTER

	By:	/s/ Keith Meister

Date: March 27, 2014	RELATED FUND MANAGEMENT, LLC

	By:	/s/ Richard O’Toole
Richard O’Toole
Vice President

Date: March 27, 2014	RELATED REAL ESTATE RECOVERY FUND GP-A, LLC

	By:	/s/ Richard O’Toole
Richard O’Toole
Vice President

Date: March 27, 2014	RELATED REAL ESTATE RECOVERY FUND GP, L.P.

By: Related Real Estate Recovery Fund GP-A, LLC, its general partner

	By:	/s/ Richard O’Toole
Richard O’Toole
Vice President

Date: March 27, 2014	RELATED REAL ESTATE RECOVERY FUND, L.P.

By: Related Real Estate Recovery Fund GP, L.P., its general partner
By: Related Real Estate Recovery Fund GP-A, LLC, its general partner

	By:	/s/ Richard O’Toole
Richard O’Toole
Vice President

Date: March 27, 2014	RRERF ACQUISITION, LLC

	By:	/s/ Richard O’Toole
Richard O’Toole
Vice President

Date: March 27, 2014	DAVID R. JOHNSON

	By:	/s/ David R. Johnson